YOU On Demand Holdings, Inc.
27 Union Square West, Suite 502
New York, New York  10003

April 6, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Larry Spirgel

Re:	YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.)
Form 10-K for the fiscal year ended December 31, 2009
Filed April 15, 2010
Forms 10-Q for the quarters ended September 30, 2010
File No. 0-19644

We hereby submit the responses of YOU On Demand Holdings, Inc. (formerly China Broadband, Inc.) (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 24, 2011, providing the Staff’s comments with respect to the above referenced Annual Report on Form 10-K (the “10-K”) and Quarterly Report on Form 10-Q (the “10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Settlement Agreement, page 26

1.
We note your response to comment one from our letter dated February 24, 2011.  You have not provided us with the rationale under the accounting literature for recognizing a gain on the contribution of Cablecom Holdings stock by Mr. Ng as requested.  The cite that you have provided us, ASC 505-25-4 is concerned with payments by an entity to a shareholder or a former shareholder attributed, for example, to a standstill agreement or any agreement in which a shareholder or former shareholder agrees not to purchase additional shares.  This cite does not appear to be relevant to this situation.  As we previously requested, please provide us with your support under the accounting literature for recognizing a gain on this transaction.  Since Mr. Ng was the Chairman of your Board of Directors and also an employee of China Cablecom, it appears to us that Mr. Ng would be considered a related party.  Tell us whether Mr. Ng owned any shares or other equity interests in either entity at the time of the transaction.  Further, tell us in detail about the harm and quantify the amount of that harm in an objective manner that Mr. Ng did to the ongoing operations of your company by violating his employment agreement.  Tell us in detail about the violation of the employment agreement.

Company Response:  We were unable to find specific support under the accounting literature for recognizing a gain on this transaction.  However, we utilized our best judgment based upon the substance of the transaction.  While Mr. Ng was considered a related party, we believe that since the payment was made to the Company to settle Mr. Ng’s violation of his employment agreement with the Company, that the gain is properly recorded in the statement of operations.  Our reference to ASC 505-25-4 was intended to demonstrate that not all payments to or from shareholders by or to a company are considered to be equity transactions.  Further, we record certain other payments made to related parties in the statement of operations, such as share-based payments for compensation.

Our gain recognition of the transfer by Mr. Ng to the Company of Cablecom Holdings shares was based on the fact that the transfer was part of the consideration in settlement of all disputes and potential future claims resulting from Mr. Ng’s violation of his employment agreement.  Mr. Ng violated his fiduciary duty as an officer of the Company, as well as the non-compete clause of his employment agreement, by starting a similar and potentially competing business in China while remaining CEO of both companies.

Although the harm directly caused to the Company by Mr. Ng’s violation could not be quantified, negotiation of the settlement to rectify any harm done was conducted at arm’s length and provided the basis for quantification of our gain recognition.  We recorded the share-based consideration received from Mr. Ng at fair value, as we would have recorded cash consideration received in any settlement agreement that provides for similar releases or modification of existing agreements affecting continuing operations.  The fact that shares were part of the exchange or that Mr. Ng was a related party would not change the substance of the transaction for accounting purposes.

Pursuant to our disclosure within our 2008 Form 10-K filing, although Mr. Ng remained CEO of both companies and owned shares of both companies, we do not believe this settlement represented a related party transaction as the exchanges were conducted at arm’s length and were ratified by our entire board, as well as by a special independent committee of newly appointed board members.

Item 9A(T).  Controls and Procedures, page 34

2.
We note your response to comment two from our letter dated February 24, 2011.  We anticipate your amended filing at the conclusion of the comment process that will address your previous response to this comment.

Company Response:  We hereby confirm that, at the conclusion of the comment process, we will make an amended filing which addresses our previous response to comment 2 from the Staff’s letter dated February 24, 2011.

5. Shandong Joint Media Venture – Cooperation Agreement and Additional Payment, page F-12

3.
We note your response to comment three from our letter dated February 24, 2011.  We had requested certain items that were not provided in your last response.  As previously requested, please tell us in detail about your service agreement that entitles you to all net profits of Shandong Publishing.  Please tell us in detail how this arrangement is permissible under PRC tax law.  We note your belief that the transfer is appropriate but we are asking for the law, regulations, and/or decisions that have permitted you to conclude that the methodology you used to compute the fees under this agreement does not violate PRC tax law.  Please provide us with an estimate of the potential liability if your belief is incorrect.

Company Response:  Shandong Media (sometimes referred to as Shandong Publishing) is a three-party joint venture established under PRC law and governed by a Cooperation Agreement entered into by the parties in March 2008.  Under the Cooperation Agreement, Jinan Zhongkuan is entitled to 50% of the joint venture’s profits, and the other two parties (Shandong Broadcast and Modern Movie) are entitled to 30% and 20%, respectively (Cooperation Agreement, Art. 2.2.4).  We are entitled to 100% of the pre-tax income of Jinan Zhongkuan, the 50% owner of Shandong Media, as discussed below.  We are not entitled to 100% of the net profits of the joint venture entity.  Our statement to that effect in our response to comment three of the Staff’s letter dated February 24, 2011 was in error, and we regret any inconvenience or confusion we may have caused.

We are entitled to 100% of the net profits of Jinan Zhongkuan in two ways, which are described below.  We should note, however, that to some extent this is an academic question since Jinan Zhongkuan has never had any profits to pay out to us or any other party.

If Jinan Zhongkuan does eventually have profits to distribute, we are entitled to them in either of two ways.  First, the two individual owners of Jinan Zhongkuan hold all of the equity in that company in trust for the benefit of our wholly-owned subsidiary, CB Cayman, pursuant to Trustee Arrangements entered into with them in 2008.  The trustee arrangements relieve the individual shareholders from any responsibilities for the day-to-day operations of the company and any liability arising from their role as equity holders.  All actions taken by them as shareholders will be in accordance with instructions provided by CB Cayman.  The trustee arrangements provide that, in consideration for an up-front fee paid by CB Cayman, and monthly cash payments thereafter, the equity holders of Jinan Zhongkuan will hold the equity of Jinan Zhongkuan in trust for, and only for the benefit of, CB Cayman.  We believe CB Cayman’s right to receive 100% of the dividends paid on the equity held in trust for it by the two individuals is appropriate under PRC transfer pricing rules, which are found in Arts. 41-48 of the PRC Enterprise Income Tax Law and Arts. 109-123 of the Implementing Regulations thereunder, and complies with the “arm’s length principle” mandated by Art. 41 of the Enterprise Income Tax Law, because those individuals have no responsibilities and take no risk in connection with their role as trustee shareholders other than to vote when requested and as directed by CB Cayman.

As a practical matter, however, there are not likely to be any dividends paid on the equity of Jinan Zhongkuan, because all of its pre-tax income is required to be paid over to our wholly-owned subsidiary in China (our “WFOE”) under the terms of an Exclusive Services Agreement dated in 2008.  Under that Agreement, the WFOE is obligated to provide all management, technical and support services needed by Jinan Zhongkuan and is entitled to receive 100% of the pre-tax income of Jinan Zhongkuan in exchange. Jinan Zhongkuan has no income other than profit distributions from Shandong Media.  Jinan Zhongkuan and our WFOE are related parties. We believe the WFOE’s right to receive 100% of the pre-tax income of Jinan Zhongkuan is appropriate under PRC transfer pricing rules, because all of the risk and burden of the operations of Jinan Zhongkuan is shifted to the WFOE under the Exclusive Services Agreement, so we believe it is appropriate that all of the economic benefit be shifted to the WFOE as well.

The Staff has asked what exposure we might face if the PRC tax authorities disagreed with our position regarding the pricing under the Exclusive Services Agreement between Jinan Zhongkuan and the WFOE.  As noted above, Jinan Zhongkuan has never recognized any profits, and therefore, regardless of the PRC tax authorities’ position regarding the pricing under the Exclusive Services Agreement, there is no potential for past-due tax liability with respect to Jinan Zhongkuan.  However, assuming that Jinan Zhongkuan did recognize profits, and that the PRC tax authorities partially disallowed Jinan Zhongkuan’s deduction of amounts paid to the WFOE, such that Jinan Zhongkuan is seen to retain some percentage of its pre-tax profit as taxable income, that entity would be responsible for enterprise income tax at a rate of 25% on such retained percentage.

Form 10-Q for the Quarterly Period Ended September 30, 2010

5.  Acquisition of Sinotop, page 10

4.
We note your response to comment five from our letter dated February 24, 2011.  Please confirm in writing that at the time of your acquisition of Sinotop, neither the VIE nor the joint venture or any other entities under Sinotop’s control had operations and they do not have operations at the present time.  Further, provide such disclosures in your footnotes in future filings and explain in detail why you purchased this business, why you paid a significant premium for this business that resulted in goodwill and why you accounted for this acquisition as a purchase of a business under GAAP.

Company Response:  We hereby confirm that at the time of our acquisition of Sinotop, none of the VIE, joint venture or any other entities under Sinotop’s control had operations, nor do any such entities have operations at the present time.

*****

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 206-1216 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8156.

Sincerely,

YOU On Demand Holdings, Inc.

By:	/s/ Marc Urbach
Marc Urbach
President and Chief Financial Officer